UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2015

(Exact name of registrant as specified in charter)

Ohio	001-11302	34-6542451
(State or other jurisdiction of incorporation)	Commission File Number	(I.R.S. Employer Identification No.)

127 Public Square, Cleveland, Ohio		44114-1306
(Address of principal executive offices)		(Zip Code)

(216) 689-3000

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On October 30, 2015, KeyCorp and First Niagara Financial Group, Inc. (“First Niagara”) issued a joint press release announcing the signing of a definitive merger agreement pursuant to which, on the terms and subject to the conditions set forth therein, First Niagara will merge with and into KeyCorp, with KeyCorp as the surviving corporation in the merger. A copy of the joint press release announcing the transaction is attached hereto as Exhibit 99.1.

In addition, KeyCorp intends to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the slides that will be made available in connection with the presentations is attached hereto as Exhibit 99.2.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find it

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY

STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Joint Press Release, dated October 30, 2015.

99.2	Investor Presentation, dated October 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEYCORP
(Registrant)

Date: October 30, 2015	/s/ Donald R. Kimble
	By:	Donald R. Kimble
Chief Financial Officer